SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

E.ON Corporation
(Translation of Registrant's Name Into English)

E.ON Aktiengesellschaft
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If „Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

March 21, 2002

E.ON on course for growth following record year

Proposed dividend up 19 percent

2001 was an outstanding year for the E.ON Group, both from an operational and a strategic perspective. "We have come much closer to our objective of becoming a leading global energy service provider," stated Chairman of the Board of Management and co-CEO Ulrich Hartmann at E.ON's annual press conference in Düsseldorf. E.ON delivered strong profitability despite a difficult economic environment. The proposed dividend has therefore been increased 19 percent to €1.60 per share. "That's quite a considerable increase, especially in this day and age," said Hartmann.

Operating earnings reach new all-time high

As anticipated, Group sales were down year-on-year, declining 10 percent to €80 billion due to E.ON's divestments, made as part of the ongoing focus on its core energy business. Group internal operating profit rose 45 percent to €3.6 billion—a new all-time high. E.ON Energie's internal operating profit is also on the rise, climbing 14 percent to nearly €2 billion. At €2 billion, consolidated net income was, as forecasted, down from the exceptionally high previous year figure that included substantial one-off gains from asset sales. "Our 2001 annual results exceeded our own expectations. Our internal operating profit for 2001 and our substantially higher dividend set new standards," stated CFO Erhard Schipporeit.

E.ON AG
E.ON Platz 1
D-40479 Düsseldorf
For information please contact:
Dr. Peter Blau
Phone: +49-211-45 79-628
Fax: +49-211-45 79-629
Josef Nelles
Phone: +49-211-45 79-544
Fax: +49-211-45 79-566
www.eon.com
Presse@eon.com

Optimistic outlook for 2002

Following its record results in 2001, E.ON is also optimistic about the current year. E.ON is aiming for a further increase in internal operating profit. Consolidated net income is expected to significantly exceed the prior-year figure.

E.ON has equally ambitious strategic goals. "In energy, our core business, we remain on course for further growth," stated Hartmann. "The coordinates of our course have not changed. We want to strengthen our strategic position in Germany and abroad and we want to continue to improve our earnings and increase our enterprise value."

Powergen takeover in the homestretch

E.ON has reached agreement with Powergen that the takeover will be executed by means of a scheme of arrangement. This procedure will enable E.ON to acquire 100 percent of Powergen's shares if three fourths of its shareholders vote in favor of the takeover and this vote is confirmed by the High Court in London. The first hearing before the High Court will take place tomorrow and will be followed in about four weeks by meetings of Powergen shareholders. E.ON is still awaiting the approval of the Securities and Exchange Commission (SEC), a further requirement for the completion of the transaction. E.ON is hopeful that the SEC will approve the takeover in time for it to be completed in May 2002.

Ruhrgas takeover offers macro-economic benefits

The planned takeover of Ruhrgas would enable E.ON to establish a competitive position in Europe's natural gas market. The combination's macro-economic benefits outweigh any potential competition issues. It would enhance Ruhrgas's ability to compete in international markets. Ruhrgas would have greater scope to invest in natural gas production and pipelines, thereby improving its gas procurement options. This represents a significant contribution toward safeguarding the country's energy supply and would give consumers the opportunity to benefit from competition between natural gas producers. It would also create value and keep jobs domestically. For these reasons, E.ON has applied to the Ministry of Economics and Technology for ministerial approval and expects the Ministry to issue a ruling by mid-July.

Focus & Growth strategy systematically implemented

E.ON pursued its focus on the core energy business with full momentum. In 2001, the Group divested Viag-Interkom, Klöckner & Co, MEMC, and VAW aluminium. In February 2002, BP took ownership of a majority interest in Veba Oel. Since the Veba-Viag merger, E.ON has divested businesses with sales totaling some €45 billion and had proceeds from asset sales totaling approximately €27 billion.

Progress in European power and gas market liberalization

Last weekend's EU Summit in Barcelona was a positive signal for the further liberalization of Europe's energy markets. In two years, all European industrial and commercial customers will be able to chose their electricity and gas supplier. "This will bring us a big step closer to the harmonization of competitive conditions in Europe that we have demanded for a long time now," explained Hartmann. "I hope that after the election in France it will also be possible to reach an understanding about full liberalization for residential customers."

Press Release

March 21, 2002

Further step in acquisition of Powergen by E.ON

The proposed acquisition of Powergen plc by E.ON AG is about to progress further with the commencement of the legal procedure for the acquisition under UK law.

Tomorrow, Powergen will attend a hearing at the High Court in London where it will apply to commence a Scheme of Arrangement. Using this procedure will enable E.ON on completion to acquire the whole of the issued share capital of Powergen. The scheme will require the approval of Powergen shareholders as well as the sanction of the High Court in London. The vote will take place at meetings of Powergen shareholders which are expected to take place on April 19, 2002.

The Scheme will become effective only after receipt of SEC approval. It is hoped that the SEC will approve the transaction in such time limit to permit E.ON to complete the Acquisition in May 2002.

The members of the E.ON Management Board and the directors of E.ON UK accept responsibility for the information contained in this document. To the best of the knowledge and belief of the members of the E.ON Management Board and the directors of E.ON UK (who have taken all reasonable care to ensure that such is the case), the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

E.ON AG
E.ON Platz 1
D-40479 Düsseldorf
For information please contact:
Dr. Peter Blau
Phone: +49-211-45 79-628
Fax: +49-211-45 79-629
Josef Nelles
Phone: +49-211-45 79-544
Fax: +49-211-45 79-566
www.eon.com
Presse@eon.com

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond the companies' ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in E.ON's filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. E.ON does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON Aktiengesellschaft

Date: March 21, 2002

By:

Michael C. Wilhelm
Senior Vice President
Accounting